MMC Norilsk Nickel

RECEIVED
2007 JUN -5 A 8: 15

NORILSK NICKEL

MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

22, Voznesensky Per., Moscow 125993. Phone: (495) 787 76 67. Fax: (495) 785 58 08. E-mail: gmk@nornik.ru

May 28, 2007

[redacted]

07024059

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Fin:
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549-0302

mmc

Re: OJSC ~~Mining and Metallurgical Company~~ Norilsk Nickel (SEC File No. 82-5167) Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of OJSC Mining and Metallurgical Company Norilsk Nickel (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the documents listed below, which constitutes information that the Company has recently made public pursuant to the laws of the Russian Federation:

1. Press release dated May 24, 2007: Norilsk Nickel announces filing of Notice of Variation increasing its Offer for LionOre Mining International Ltd to Cdn$27.50 per Share; Receives Australian Competition Clearance

2. Information on the event that may significantly affect the price of the Company's securities dated May 23, 2007

3. Press release dated May 23, 2007: Norilsk Nickel increases its offer for LionOre to Cdn$27.50 per share

The above-listed documents are available on the Company's website (www.nornik.ru) in both Russian and English.

If you should have any questions or comments, please call the undersigned at +7 495 755 67 33 or +7 495 786 83 20.

Very truly yours,

PROCESSED
JUN 08 2007
THOMSON
FINANCIAL

Dmitry Usanov
Head of Investor Relations
MMC Norilsk Nickel

6/5

INFORMATION ON THE EVENTS THAT MAY SIGNIFICANTLY AFFECT THE PRICE OF THE COMPANY'S SECURITIES

1. General information	
1.1. Full name of the Issuer	***Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel***
1.2. Abbreviated name of the Issuer	***OJSC MMC Norilsk Nickel***
1.3. The Issuer's location	***Dudinka, Taimyr (Dolgano-Nenets) Autonomous District, Russian Federation***
1.4. Primary State Registration Number of the Issuer	***1028400000298***
1.5.The Issuer's Taxpayer Identification Number:	***8401005730***
1.6. The Issuer's Unique Code given by the registering body:	***40155-F***
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/en/investor/information_disclosure/
1.8 Name of the periodical(s) used by the Issuer to publish information	***While the statements of material facts are published in "Zapolyarny vestnik"/"Vecherny Murmansk" newspapers and in the "Appendix to Federal Financial Markets Service Newsletter", the information hereunder is released not through printed media but by news agencies. It is also available at the Issuer's Web site (see above).***

2. Subject matter of the information

Full name of the profit organization the Issuer's interest share in the authorized capital of which has changed: ***Open Joint Stock Company Krasnoyarskenergosbyt;***

Location of the profit organization, the Issuer's interest share in the authorized capital of which has changed: ***43, ul. Dubrovinskogo, Krasnoyarsk, Russian Federation, 660049 ;***

The Issuer's interest share in the authorized capital of the aforementioned organization before change: ***25.47%;***

Percentage of ordinary shares of the aforementioned organization owned by the Issuer before change: ***25.26%;***

The Issuer's interest share in the authorized capital of the aforementioned organization after change: ***0%;***

Percentage of ordinary shares of the aforementioned organization owned by the Issuer after change: ***0%;***

Date of change of the Issuer's share in the authorized capital of the aforementioned organization: ***May 23, 2007.***

Head of Investor Relations at MMC Norilsk Nickel ***Usanov D.A.***
(Power of Attorney No. ГМК-115/70-нм of December 27, 2006)

May 23, 2007

NORILSK NICKEL

23.05.2007

Norilsk Nickel Increases its Offer for LionOre to Cdn$27.50 per Share

Moscow, Russian Federation, and Toronto, Ontario, Canada (May 23, 2007):

OJSC MMC Norilsk Nickel ("Norilsk Nickel" or the "Company") announced today that it will increase its offer to purchase all of the outstanding common shares of LionOre Mining International Ltd. ("LionOre") (Toronto Stock Exchange and Australian Securities Exchange symbol: "LIM"; London Stock Exchange symbol: "LOR"; Botswana Stock Exchange symbol: "LIONORE") to Cdn$27.50 per common share. Norilsk Nickel expects to mail the Notice of Variation of its offer to LionOre shareholders on or about May 24, 2007. The offer will be open until 8:00pm (Toronto time) on Monday, June 18, 2007, unless extended or withdrawn.

The cash offer represents an increase of Cdn$6.00 per common share over Norilsk Nickel's previous offer of Cdn$21.50 per common share, and a premium of 10% over the Cdn$25.00 price per share offered by Xstrata plc ("Xstrata") in its increased bid for LionOre. Assuming that all common shares are tendered, Norilsk Nickel's increased offer represents total cash consideration of approximately Cdn$6.8 billion, and provides around Cdn$620 million more cash to LionOre shareholders than the Xstrata offer.

"Norilsk Nickel's decision to increase its offer reflects the quality and strategic value of LionOre to our Company, which will give us greater scale in key commodities, enhanced geographic diversification and an exciting pipeline of growth projects," said Norilsk Nickel's General Director, Denis Morozov. "Our bid has been discounted to take into account the additional costs arising from the excessive Cdn$305 million break fee payable to Xstrata. This break fee has compromised a fair bidding process, and value, which should have been delivered to LionOre shareholders, instead may go to Xstrata."

Today, Norilsk Nickel will deliver its proposal to LionOre's Board of Directors and firmly believes it constitutes a "superior proposal" under the terms of the Support Agreement that LionOre entered into with Xstrata.

Yesterday, Norilsk Nickel received notice from Germany's Federal Cartel Office that Norilsk Nickel's proposed acquisition of control of LionOre has been approved under the German Act Against Restraints on Competition (as amended) (the "Act"). The Federal Cartel Office concluded that Norilsk Nickel's all cash offer to the shareholders of LionOre was not likely to lead to the creation or strengthening of a dominant position and, therefore, Norilsk Nickel's offer is not subject to further review under the Act. As previously announced on May 15, Norilsk Nickel received a no-action letter and waiver from notification from the Canadian Competition Bureau, and is therefore free to proceed with its offer with no further anti-trust review required in Canada. Norilsk Nickel continues to work closely with other applicable regulatory authorities in connection with their review of the pending acquisition.

Full particulars of the offer are set out in the offer and offering circular filed by Norilsk Nickel on May 7, 2007, as the terms of such documents may be amended by the Notice of Variation to be mailed to LionOre shareholders and filed with applicable regulatory authorities. These documents are available on the Canadian Securities Administrator's web site at www.sedar.com under LionOre's company profile, and on the Norilsk Nickel web site at www.nornik.ru/en.

About Norilsk Nickel

Norilsk Nickel, a corporation incorporated under the laws of the Russian Federation, is the largest mining and metals company in Russia and is the world's largest producer of nickel and palladium and one of the world's largest producers of platinum and copper. In addition to this, Norilsk Nickel produces a large number of by-products, including cobalt, rhodium, silver, tellurium, selenium, iridium and ruthenium. The Norilsk Nickel group is involved in prospecting, exploration, extraction, beneficiation and metallurgical processing of minerals; and in production, marketing and sales of base and precious metals. The Company is headquartered in Moscow, Russia, with sales and distribution activities managed through its Moscow headquarters and international sales network. Norilsk Nickel's Russian operations include the operations of the Polar Division on the Taimyr Peninsula in the Krasnoyarsk region and the Kola Mining and Metallurgical Company ("KMMC") located on the Kola Peninsula in the Murmansk region. Norilsk Nickel's international operations include Norilsk Nickel Harjavalta Oy, a nickel refinery in Finland, Norilsk Nickel Cawse Pty. Ltd., a mine and high pressure acid leaching ("HPAL") plant in Australia, as well as a 20% shareholding in MPI Nickel Pty. Ltd., which operates the Black/Silver Swan mines and owns the Honeymoon Well project in Australia. The remaining 80% of MPI Nickel Pty. Ltd. is held by a wholly-owned subsidiary of LionOre. Norilsk Nickel also operates a research and development institute, LLC "Gipronickel", located in St Petersburg with branches at the Polar Division and KMMC. Norilsk Nickel is the majority shareholder in Stillwater Mining Company, the largest producer of platinum group metals in North America, whose shares are traded on the New York Stock Exchange.

Norilsk Nickel's shares are listed in Russia on both the Russian Trading System Stock Exchange (under the symbol "GMKN RU") and the Moscow Interbank Currency Exchange (under the symbol "GMKN RM"). In 2001 the Company launched a Level-1 ADR program. These ADRs are traded over the counter in the United States (under the symbol "NILSY US"), on the International Order Book section of the London Stock Exchange (under the symbol "MNOD LI") and on Freiverkehr, Berlin-Bremen Stock Exchange (under the symbol "NNIA GR").

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE OFFER DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER FOR LIONORE COMMON SHARES. These documents will be available without charge under LionOre's profile on the SEDAR web site at www.sedar.com. Free copies of the documents can also be obtained by directing a request to Georgeson Shareholder Communications Canada Inc., 100 University Avenue, 11th Floor, South Tower, Toronto, ON, Canada, M5J 2Y1, by telephone to 1-866-682-6148 (North American Toll Free) or 1-212-440-9800 - call collect (Overseas), or by email to: inquiries@georgeson.com.

Forward Looking Statements

This press release includes "forward-looking statements" that are subject to a number of risks and uncertainties, many of which are beyond Norilsk Nickel's control, that could cause actual results to differ materially from those set forth in, or implied by such forward-looking statements. All statements other than statements of historical facts included in this press release are forward-looking statements. Although Norilsk Nickel believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. All forward-looking statements speak only as of the date of this press release and Norilsk Nickel undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. There can be no assurance that any transaction between Norilsk Nickel and LionOre will occur, or will occur on the timetable contemplated hereby.

For a discussion of risks and uncertainties regarding Norilsk Nickel's business, which could cause

actual results to differ form those contained in the forward-looking statements contained herein, please rcfer to the section entitled "Risk Factors" contained in Norilsk Nickel's Annual Report for the fiscal year ended December 31, 2005.

Web site: http://www.nornik.ru/en/

FOR FURTHER INFORMATION, PLEASE CONTACT:

Dmitry Usanov
Head of Investor Relations
Tel: +7 (495) 786 8320
E-mail: usanovda@nornik.ru

For media outside Russia:

Toronto
Lisa Merrithew
Tel: +1 416 645-8204

New York
Sean Healy
Tel: +1 212 453-2438

United Kingdom
David Hart
Tel: +44 (0)20 7395 7131
Mobile: +44 (0) 7951 574 137

South Africa
Elian Wiener
Tel: +27 (0) 21 421 6783
Mobile: +27 (0)82 460 8755

Australia
Belinda Yeats
Tel: +612 8905-6316

24.05.2007

Norilsk Nickel Announces Filing of Notice of Variation Increasing its Offer for LionOre Mining International Ltd to Cdn$27.50 per Share; Receives Australian Competition Clearance

Moscow, Russian Federation, and Toronto, Ontario, Canada (May 23, 2007):
OJSC MMC Norilsk Nickel ("Norilsk Nickel" or the "Company") today announced that a Notice of Variation increasing Norilsk Nickel's all cash offer to acquire all of the issued and outstanding common shares of LionOre Mining International Ltd. ("LionOre") (Toronto Stock Exchange and Australian Securities Exchange symbol: "LIM"; London Stock Exchange symbol: "LOR"; Botswana Stock Exchange symbol: "LIONORE") to a price of Cdn$27.50 per common share was filed with Canadian securities regulators and will shortly be mailed to LionOre shareholders. Norilsk Nickel's offer will be open until 8:00pm (Toronto time) on Monday, June 18, 2007, unless extended or withdrawn.

Norilsk Nickel also announced today that it has received clearance from the Australian Competition and Consumer Commission (the "ACCC") confirming that it has no objection to Norilsk Nickel's all cash offer for LionOre. As previously announced, Norilsk Nickel received a no-action letter and waiver from notification from the Canadian Competition Bureau and its offer has been approved under the German Act Against Restraints on Competition (as amended). Norilsk Nickel continues to work closely with other applicable regulatory authorities in connection with their review of the pending acquisition.
Full particulars of the offer are set out in the offer and circular filed by Norilsk Nickel. These documents are available on the Canadian Securities Administrator's web site at www.sedar.com under LionOre's company profile, and on the Norilsk Nickel web site at www.nornik.ru/en.

About Norilsk Nickel

Norilsk Nickel, a corporation incorporated under the laws of the Russian Federation, is the largest mining and metals company in Russia and is the world's largest producer of nickel and palladium and one of the world's largest producers of platinum and copper. In addition to this, Norilsk Nickel produces a large number of by-products, including cobalt, rhodium, silver, tellurium, selenium, iridium and ruthenium. The Norilsk Nickel group is involved in prospecting, exploration, extraction, beneficiation and metallurgical processing of minerals; and in production, marketing and sales of base and precious metals. The Company is headquartered in Moscow, Russia, with sales and distribution activities managed through its Moscow headquarters and international sales network. Norilsk Nickel's Russian operations include the operations of the Polar Division on the Taimyr Peninsula in the Krasnoyarsk region and the Kola Mining and Metallurgical Company ("KMMC") located on the Kola Peninsula in the Murmansk region. Norilsk Nickel's international operations include Norilsk Nickel Harjavalta Oy, a nickel refinery in Finland, Norilsk Nickel Cawse Pty. Ltd., a mine and high pressure acid leaching ("HPAL") plant in Australia, as well as a 20% shareholding in MPI Nickel Pty. Ltd., which operates the Black/Silver Swan mines and owns the Honeymoon Well project in Australia. The remaining 80% of MPI Nickel Pty. Ltd. is held by a wholly-owned subsidiary of LionOre. Norilsk Nickel also operates a research and development institute, LLC "Gipronickel", located in St Petersburg with branches at the Polar Division and KMMC. Norilsk Nickel is the majority shareholder in Stillwater Mining Company, the largest producer of platinum

group metals in North America, whose shares are traded on the New York Stock Exchange.

Norilsk Nickel's shares are listed in Russia on both the Russian Trading System Stock Exchange (under the symbol "GMKN RU") and the Moscow Interbank Currency Exchange (under the symbol "GMKN RM"). In 2001 the Company launched a Level-1 ADR program. These ADRs are traded over the counter in the United States (under the symbol "NILSY US"), on the International Order Book section of the London Stock Exchange (under the symbol "MNOD LI") and on Freiverkehr, Berlin-Bremen Stock Exchange (under the symbol "NNIA GR").

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE OFFER DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER FOR LIONORE COMMON SHARES. These documents will be available without charge under LionOre's profile on the SEDAR web site at www.sedar.com. Free copies of the documents can also be obtained by directing a request to Georgeson Shareholder Communications Canada Inc., 100 University Avenue, 11th Floor, South Tower, Toronto, ON, Canada M5J 2Y1, by telephone to 1-866-682-6148 (North American Toll Free) or 1-212-440-9800 - call collect (Overseas), or by email to: inquiries@georgeson.com.

Forward Looking Statements

This press release includes "forward-looking statements" that are subject to a number of risks and uncertainties, many of which are beyond Norilsk Nickel's control, that could cause actual results to differ materially from those set forth in, or implied by such forward-looking statements. All statements other than statements of historical facts included in this press release are forward-looking statements. Although Norilsk Nickel believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. All forward-looking statements speak only as of the date of this press release and Norilsk Nickel undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. There can be no assurance that any transaction between Norilsk Nickel and LionOre will occur, or will occur on the timetable contemplated hereby.

For a discussion of risks and uncertainties regarding Norilsk Nickel's business, which could cause actual results to differ form those contained in the forward-looking statements contained herein, please refer to the section entitled "Risk Factors" contained in Norilsk Nickel's Annual Report for the fiscal year ended December 31, 2005.
Web site: http://www.nornik.ru/en/

FOR FURTHER INFORMATION, PLEASE CONTACT:

Dmitry Usanov
Head of Investor Relations
Tel: +7 (495) 786 8320
E-mail: usanovda@nornik.ru

For media outside Russia:

Toronto
Lisa Merrithew
Tel: +1 416 645-8204

New York

Sean Healy
Tel: +1 212 453-2438

United Kingdom
David Hart
Tel: +44 (0)20 7395 7131
Mobile: +44 (0) 7951 574 137

South Africa
Elian Wiener
Tel: +27 (0) 21 421 6783
Mobile: +27 (0)82 460 8755

Australia
Belinda Yeats
Tel: +612 8905-6316

END